UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-9813

Genentech, Inc.

(Exact name of registrant as specified in its charter)

1 DNA Way

South San Francisco, California 94080

Telephone: (650) 225-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.02 per share

4.40% Senior Notes due 2010

4.75% Senior Notes due 2015

5.25% Senior Notes due 2035

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12g-4(b)(1)(i)	☒
Rule 12g-4(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

    Common Stock, $0.02 par value — 1 holder;

4.40% Senior Notes due 2010 — 58 holders;

4.75% Senior Notes due 2015 — 77 holders;

5.25% Senior Notes due 2035 — 31 holders.

Pursuant to the requirements of the Securities Exchange Act of 1934, Genentech, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GENENTECH, INC.

Date:	March 26, 2009	By:	/s/ Stephen Juelsgaard
		Name:	Stephen Juelsgaard
		Title:	Executive Vice President, Secretary and Chief Compliance Officer